Aleafia Fulfills First Transaction Under Cannabis Supply Agreement with CannTrust
Aleafia Cannabis Complements CannTrust’s Supply for growing Adult-use, Medical Sales

TORONTO, January 14, 2019 – Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia” or the “Company”) has sold two cannabis crops to CannTrust Holdings Inc. (TSX: TRST)(“CannTrust”), together (the “Parties”), representing the first transactions under the Parties’ previously announced 15,000 kg cannabis supply agreement for 2019.

The two crops purchased by CannTrust were harvested at Aleafia’s indoor Port Perry cultivation facility. They will supplement CannTrust’s offering of high-quality cannabis for its growing medical patient base, which now includes more than 58,000 registered customers, and CannTrust’s four recreational brands: liiv, Synr.g, Xscape and Peak Leaf.

“CannTrust continues to grow its medical patient base and is experiencing high demand for its recreational brands,” said CannTrust CEO Peter Aceto. “We are pleased to continue working with Aleafia to help meet ever increasing customer demand across our suite of products in both the medical and recreational markets.”

Aleafia expects to significantly increase its cannabis production capacity over the course of 2019. The Company recently completed Phase I construction of its Niagara Greenhouse facility, bringing it to a grow-ready state, pending Health Canada approval.

Aleafia will have multiple avenues to distribute the cannabis produced at its Niagara and Port Perry facilities, including leveraging the 15,000 kg supply agreement for 2019 with CannTrust.

“The continued strategic agreement between Aleafia and CannTrust has provided measurable benefit to both companies, allowing Aleafia to rapidly accelerate the execution of its business plan,” said Aleafia CEO Geoffrey Benic. “Given CannTrust’s well established record as a top Canadian Licensed Producer, these transactions represent a significant validation of our cannabis cultivation operations. We look forward to increasing our cannabis cultivation output and to strengthen the relationship with CannTrust and our growing distribution network.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves over 58,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation. Its partnerships with McMaster University in Ontario and Gold Coast University in Australia were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

CannTrust was proudly voted Top Licensed Producer of the Year at the 2018 Canadian Cannabis Awards. For more information, please visit www.canntrust.ca.

About Aleafia

Aleafia is a vertically integrated, national cannabis health and wellness company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.